[Verint Letterhead]

August 17, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Esq.

Re:	Verint Systems Inc. Preliminary Proxy Statement on Schedule 14A File No. 001-34807

Ladies and Gentlemen:

The following sets forth the responses of Verint Systems Inc. (“Verint” or the “Company”) to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) delivered to the Company on August 11, 2010. For your convenience, we have included summaries of such comments in the body of this letter and have provided the Company’s response thereto immediately following the comment.

Preliminary Proxy Statement on Schedule 14A

General

1.	The Preliminary Proxy Statement indicates that the number of shares of common stock underlying the conversion of the preferred stock that needs to be authorized is approximately 10.1 million. Please explain the calculation of this number.

Pursuant to the terms of the Series A Convertible Perpetual Preferred Stock, cash dividends are cumulative and are accrued quarterly at a specific dividend rate on the liquidation preference in effect at the time the dividend is accrued. Initially, the specified dividend rate was 4.25% per annum per share but was reset, in accordance with the Certificate of Designations, to 3.875% beginning with the first quarter after the initial interest rate on the term loan under our credit agreement was reduced by 50 basis points or more. We are prohibited from paying cash dividends on the Preferred Stock under the terms of our credit agreement and are permitted to elect to make such dividend payments in shares of common stock, which common stock will be valued for this purpose at 95% of the volume weighted average price of our common stock for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for such dividend.

Securities and Exchange Commission
August 17, 2010

2.	Please indicate the number of shares issuable in connection with equity grants, the vesting of which is subject to, among other things, share capacity under a shareholder approved plan (so-called IOU shares).

We have revised the disclosure to specifically identify the number of IOU shares. The following will be set forth under the heading “New Plan Benefits”:

“Because awards to be granted in the future under the Plan are at the discretion of the Committee, it is not possible to determine the exact benefits or amounts to be received under the Plan by our directors, employees, or consultants. However, as of the date of this proxy statement, we have granted awards to acquire 2,589,850 shares outside of our existing equity incentive plans.  The vesting of these awards is, among other things, contingent on stockholder approval of a new equity compensation plan or having additional share capacity under one of our existing stockholder-approved equity compensation plans. Assuming that all of these awards were settled under the Plan, 1,410,150 shares (out of the 4,000,000 total shares being requested under the Plan) would remain available for future awards under the Plan. Please see the discussion under clauses (i), (ii), and (iv) under “Equity Compensation Plan Information” below for more information on the awards comprising these 2,589,850 shares. For grants made during our year ended January 31, 2010 to our named executive officers, please see the Grants of Plan-Based Awards Table.”

In addition, the following will be added as a new last sentence under the heading “Equity Compensation Plan Information”:

“Assuming that all of the awards described in clauses (i), (ii), and (iv) above were settled under the Plan, 1,410,150 shares (out of the 4,000,000 total shares being requested under the Plan) would remain available for future awards under the Plan.”

3.	Please discuss whether so-called IOU grants were made in reliance on the May 24, 2007 No-Action Letter from the Commission.

Although not specifically contemplated by the May 24, 2007 No-Action Letter (the “No-Action Letter”), additional awards made following the No-Action Letter are generally consistent with the conditions set forth in the No-Action Letter. In addition to the conditions set forth in the No-Action Letter, some of these subsequent awards are also subject to an additional vesting condition that requires that the Company have capacity under one or more shareholder approved plans in order for vesting to occur in respect of such awards.

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Securities and Exchange Commission
August 17, 2010

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact me at (631) 962-9462.

Very truly yours,

/s/ Peter D. Fante

Peter D. Fante, Esq.

cc:	Mr. Dan Bodner, Verint Systems Inc. Randi C. Lesnick, Esq., Jones Day